                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         OUTDOOR CHANNEL HOLDINGS, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   690027206
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                                 (CUSIP Number)


                             Elizabeth J. Sanderson
                       c/o Outdoor Channel Holdings, Inc.
                      43445 Business Park Drive, Suite 113
                           Temecula, California 92590
                                 (951) 699-4749
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                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 1, 2005
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f) or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 690027206                                          Page 2 of 4 Pages
--------------------                                         -----------------

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Elizabeth J. Sanderson
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only
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4.   Source of Funds (See Instructions)

     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
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6.   Citizenship or Place of Organization

     United States
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               7.   Sole Voting Power
  NUMBER OF         1,005,863 (which includes 383,608 shares of common
   SHARES           stock, $.001 par value ("Issuer Common Stock"), of
BENEFICIALLY        Outdoor Channel Holdings, Inc., a Delaware
 OWNED BY           corporation ("Issuer"), held individually and options
    EACH            to purchase 622,255 shares from the Issuer)
  REPORTING    ----------------------------------------------------------------
   PERSON      8.   Shared Voting Power
    WITH            20,625 (held by The Elizabeth Jean Sanderson-Burke
                    Charitable Remainder Unitrust, dated November 6,
                    1996)
               -----------------------------------------------------------------
               9.   Sole Dispositive Power
                    1,005,863 (which includes 383,608 shares held
                    individually and options to purchase 622,255 shares
                    from the Issuer)
               -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    20,625 (held by The Elizabeth Jean Sanderson-Burke
                    Charitable Remainder Unitrust, dated November 6,
                    1996)
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,026,488 (see Item 5 of this Schedule 13D)
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)

     4.2% (based upon 23,848,448 shares outstanding as of July 1,
     2005, and treating as outstanding 622,255 shares issuable to the Reporting Person upon the exercise of options which are exercisable on July 1, 2005 or within 60 days thereafter).
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
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

                                  SCHEDULE 13D

This Amendment No. 1 (this "Amendment") amends the Schedule 13D (the "Original
Schedule 13D") filed with the Securities and Exchange Commission on October 15, 2004 on behalf of Elizabeth J. Sanderson (the "Reporting Person"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Original Schedule 13D. This Amendment is being filed in order to amend and restate Item 5 of the Original
Schedule 13D in its entirety in connection with the sale of Issuer Common Stock by the Reporting Person and the issuance of additional shares by the Issuer.

The reported numbers of shares in this Amendment are reported as of July 1, 2005.

This filing shall not be deemed an admission by the Reporting Person of beneficial ownership for any purposes other than the filing of this Amendment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to provide as follows:

         (a) The Reporting Person may be deemed to beneficially own 1,026,488 shares of Issuer Common Stock, which shares constitute 4.2% of the total class. These shares include 383,608 shares held individually, options to purchase 622,255 shares from the Issuer, and 20,625 shares held by The Elizabeth Jean Sanderson-Burke Charitable Remainder Unitrust, dated November 6, 1996. The percentage of shares which may be deemed to be beneficially owned by the Reporting Person is based upon 23,848,448 shares outstanding as of July 1, 2005, and treating as outstanding 622,255 shares issuable to the Reporting Person upon the exercise of options which are exercisable on July 1, 2005 or within 60 days thereafter.

         (b)      (i)      sole power to vote or direct the vote: 1,005,863
                           shares

                  (ii) shared power to vote or direct the vote: 20,625 shares

                  (iii)    sole power to dispose or direct the disposition:
                           1,005,863 shares

                  (iv)     shared power to dispose or direct the disposition:
                           20,625 shares

         (c) On July 1, 2005, the Reporting Person exercised an option to purchase 134,454 shares of Issuer Common Stock for $0.9231 per share and sold such shares at a price of $12.69 per share (after taking into account the underwriters' discounts) in connection with a firm underwritten public offering of Issuer Common Stock ("Offering"). In addition, in connection with the Offering, the Reporting Person sold (i) 10,072 shares held in her individual capacity, (ii) 8,787 shares held by The Joseph

                  M. & Phyllis T. Burke Irrevocable Grandchildren's Trust, dated November 16, 1992 and (iii) 20,000 held by The Elizabeth Jean Sanderson-Burke Charitable Remainder Unitrust, dated November 6, 1996. The Issuer also issued additional shares in connection with the Offering.

                  On July 13, 2005, the Reporting Person exercised an option to purchase 105,791 shares of Issuer Common Stock for $0.9231 per share and sold such shares at a price of $12.69 per share (after taking into account the underwriters' discounts) in connection with the exercise of the over-allotment option granted to the Underwriters in the Offering.

         (d)      Not applicable.

         (e) On July 1, 2005, the Reporting Person ceased to be the beneficial owner of more than five percent of Issuer Common Stock.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 27, 2005


                                               /s/ Elizabeth J. Sanderson
                                               --------------------------
                                               ELIZABETH J. SANDERSON




                                   Page 4 of 4